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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   for the fiscal year ended December 31, 1999

                                       Or

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

               For the transition period __________ to __________

                         COMMISSION FILE NUMBER 0-16960


                         THE GENLYTE GROUP INCORPORATED
                             EMPLOYEES' SAVINGS PLAN

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                         THE GENLYTE GROUP INCORPORATED
                         4360 BROWNSBORO ROAD, SUITE 300
                           LOUISVILLE, KENTUCKY 40207

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

                         THE GENLYTE GROUP INCORPORATED
                             EMPLOYEES' SAVINGS PLAN

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 1999 AND 1998

TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

THE GENLYTE GROUP INCORPORATED
EMPLOYEES' SAVINGS PLAN

Table of Contents

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                                                                         Page(s)
                                                                        --------

Report of Independent Public Accountants                                    1


Statements of Net Assets Available for Benefits
  As of December 31, 1999 and 1998                                          2


Statement of Changes in Net Assets Available
  for Benefits For the Year Ended December 31, 1999
                                                                            3

Notes to Financial Statements and Schedule                                4 - 7


Item 4(i) - Schedule of Assets Held for
  Investment Purposes As of December 31, 1999 (Schedule I)                  8

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Pension and Benefits Committee of
     The Genlyte Group Incorporated:


We have audited the accompanying statements of net assets available for benefits of The Genlyte Group Incorporated Employees' Savings Plan (the Plan) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements and supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes (Schedule I) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Louisville, Kentucky
     June 14, 2000

THE GENLYTE GROUP INCORPORATED
EMPLOYEES' SAVINGS PLAN

Statements of Net Assets Available for Benefits

AS OF DECEMBER 31, 1999 AND 1998

                                                        PARTICIPANT DIRECTED
                                                   -----------------------------
                                                       1999              1998
                                                   -----------       -----------
Investments                                        $21,342,315       $16,487,262
Contributions receivable                               220,634           199,697
                                                   -----------       -----------
Net assets available for benefits                  $21,562,949       $16,686,959
                                                   ===========       ===========


The accompanying notes to financial statements and schedule are an integral part of these statements.

THE GENLYTE GROUP INCORPORATED
EMPLOYEES' SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

FOR THE YEAR ENDED DECEMBER 31, 1999

                                                                     PARTICIPANT
                                                                       DIRECTED
                                                                     -----------

Net assets available for benefits, beginning of year                 $16,686,959

Additions:
   Employee contributions                                              2,377,995
   Employer contributions                                                 61,360
   Interest and dividend income                                        1,544,139
   Realized gain                                                         192,385
   Unrealized gain                                                     2,755,169
                                                                     -----------
         Total additions                                               6,931,048

Deductions:
   Distributions/Withdrawals                                           2,055,058
                                                                     -----------
         Total deductions                                              2,055,058
                                                                     -----------

Net assets available for benefits, end of year                       $21,562,949
                                                                     ===========


The accompanying notes to financial statements and schedule are an integral part of this statement.

THE GENLYTE GROUP INCORPORATED
EMPLOYEES' SAVINGS PLAN

Notes to Financial Statements and Schedule
December 31, 1999 and 1998
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(1)    DESCRIPTION OF PLAN-

       (a) GENERAL INFORMATION--The Genlyte Group Incorporated and certain of its subsidiaries (collectively referred to herein as "Genlyte") adopted The Genlyte Group Incorporated Employees' Savings Plan (the "Plan") as of July 3, 1988, as amended. Pursuant to an agreement entered into on April 28, 1998 between Thomas Industries, Inc. and Genlyte, Genlyte contributed substantially all of its assets and liabilities to Genlyte Thomas Group LLC (the Company), effective as of August 30, 1998. As part of these transactions, the Company adopted and assumed the Plan and all rights and liabilities under the Plan and succeeded Genlyte as the sponsor of the Plan as of August 30, 1998. As used herein, the term "Company" shall mean, for periods prior to August 30, 1998, Genlyte and its successors and assigns, and for periods on and after such date, Genlyte Thomas and its successors and assigns. The Putnam Fiduciary Trust Company is the trustee (the "Trustee") of the securities and other investments of the Plan. The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       (b) CONTRIBUTIONS--The Plan allows a participant to defer a portion of his or her compensation and have such amount contributed to the Plan (the "Income Deferral Feature"). The deferred compensation is contributed to the Plan from the participant's pre-tax wages for federal income tax purposes. The contribution is subject to Social Security tax and may also be subject to state and local taxation. Under the Income Deferral Feature, a participant may defer from 1% through 15% (in increments of 1%) of his or her compensation, or lesser amounts as may be restricted by the Pension and Benefits Committee (the "Committee"), subject to certain Internal Revenue Code limitations. Such contributions are allocated to the specific participant's investment fund accounts based upon the participant's election. Contributions made under the Income Deferral Feature ("Salary Deferred Contributions") are deducted from each participant's compensation and are currently contributed by the Company to the Plan in the form of cash. The plan permits Salary Deferred Contributions, as elected by the participant, to be made in whole or in part (in multiples of 10%) in any one or more investment funds offered by the Committee.

              The Plan also permits the Company to make both matching and non-matching contributions to the Plan, at its sole discretion. In 1999 and 1998, the Company made non-matching contributions of $61,360 and $54,297, respectively.

       (c) PARTICIPATION--Eligible participants are certain employees employed by the Company for a minimum of six months on any January 1 or July 1, as specified in the Plan. As of December 31, 1999, there were 2,000 eligible participants in the Plan. Of these eligible participants, 1,209 had elected to participate in the Plan.

THE GENLYTE GROUP INCORPORATED
EMPLOYEES' SAVINGS PLAN

Notes to Financial Statements and Schedule
December 31, 1999 and 1998
--------------------------------------------------------------------------------

       (d) VESTING--Participants are immediately vested in their voluntary contributions, plus earnings thereon, made under the Income Deferral Feature to the Plan. Company matching and non-matching contributions plus applicable earnings are vested at the rate of 20% per year of service following the completion of three years of service. A participant is 100% vested after seven years of credited service. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions.

       (e) DISTRIBUTIONS--Generally, distributions can only be made from the Plan upon termination of employment (i.e., death, retirement or other separation from service) in the form of lump sum payments. However, distributions can be made to participants while still employed from contributions made pursuant to the Income Deferral Feature only if they have reached age 591/2or in the event of "financial hardship". A financial hardship is defined as an immediate and serious financial need of the participant. The amount which can be withdrawn due to financial hardship cannot exceed the amount required to meet the financial hardship, and no amount can be withdrawn if the needed funds are reasonably available from other resources. The Plan lists the specific criteria for determining if a hardship exists. Distributions are made in cash and/or Genlyte common stock.

       (f) PLAN INVESTMENTS--At December 31, 1999, the investments of the Plan consist of the Putnam Fund for Growth and Income, the Putnam Voyager Fund, the Putnam Money Market Fund, the Putnam U.S. Government Income Trust, and the Putnam Global Growth Fund, all managed by the Trustee, and Genlyte common stock.

              The Putnam Fund for Growth and Income invests primarily in common stocks and is designed for investors seeking a diversified portfolio offering the opportunity for growth while providing current income. The Putnam Voyager Fund seeks capital appreciation, primarily from a portfolio of common stocks. The Putnam Money Market Fund is a fund investing in money market instruments. The Putnam U.S. Government Income Trust invests exclusively in securities backed by the full faith and credit of the United States government. The Putnam Global Growth Fund is designed for investors seeking potential above-average capital growth through a globally diversified portfolio of common stocks.

       (g) ALLOCATION OF INVESTMENT INCOME--On a daily basis, each participant's account is adjusted to reflect the Plan's investment income and increases and decreases in the fair market value of the assets held in the Plan.

       (h) PLAN EXPENSES--The Company may elect to pay all expenses, including administrative expenses, of the Plan. Any expenses not borne by the Company will be paid by the Trustee and borne by the Plan. The Company paid all expenses incurred by the Plan for 1999.

(2)    SUMMARY OF ACCOUNTING POLICIES-

       (a) BASIS OF ACCOUNTINg--The financial statements of the Plan are prepared under the accrual method of accounting.

THE GENLYTE GROUP INCORPORATED
EMPLOYEES' SAVINGS PLAN

Notes to Financial Statements and Schedule
December 31, 1999 and 1998
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       (b)    USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions that affects the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

       (c) INVESTMENT VALUATION AND INCOME RECOGNITION--Investments are stated in the Statements of Net Assets Available for Benefits at market value, based upon readily available market quotations. Purchases and sales of investments are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       (d)    PAYMENT OF BENEFITS--Benefits are recorded when paid.


(3)    INVESTMENTS-

       Investments representing 5% or more of plan's net assets are as follows:

                                                    DECEMBER 31,          DECEMBER 31,
                                                        1999                  1998
                                                  ----------------      ----------------
          Putnam Fund for Growth and Income       $      4,570,126      $      4,394,477
          Putnam Voyager                                 8,150,690             4,945,926
          Putnam Money Market Fund                       1,258,984             1,041,393
          Putnam U.S. Government Income Trust            1,248,785             1,121,259
          Putnam Global Growth Fund                      2,476,425             1,285,834
          Genlyte Common Stock                           3,637,305             3,698,373
                                                  ----------------      ----------------
                   Total                          $     21,342,315      $     16,487,262
                                                  ================      ================

       During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,947,554 as follows:

                         Mutual funds              $     2,450,119
                         Common stock                      497,435
                                                   ---------------
                                                   $     2,947,554
                                                   ===============

(4)    ACCOUNTING PRONOUNCEMENT-

       The Accounting Standards Executive Committee issued Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (SOP 99-3), which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. As required by SOP 99-3, the Plan adopted SOP 99-3 for the 1999 financial statements and reclassified certain amounts in the 1998 financial statements to eliminate the participant-directed fund investment program disclosures.

THE GENLYTE GROUP INCORPORATED
EMPLOYEES' SAVINGS PLAN

Notes to Financial Statements and Schedule
December 31, 1999 and 1998
--------------------------------------------------------------------------------

(5)    PLAN TERMINATION-

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(6)    TAX STATUS-

       The Internal Revenue Service has determined and informed the Company by a letter dated March 11, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code
       (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.

(7)    PARTY IN INTEREST TRANSACTIONS-

       Certain Plan investments are shares of investment funds managed by Putnam and shares of common stock of Genlyte. While these investments may constitute transactions with parties in interest under ERISA, they do not constitute prohibited transactions under ERISA. Such transactions during fiscal 1999 are disclosed in the statement of changes in net assets available for benefits and the statement of net assets available for benefits as of December 31, 1999.

(8)    SUBSEQUENT EVENTS-

       Effective January 1, 2000, the Plan has been renamed as the "Genlyte Thomas Retirement Savings and Investment Plan." In addition, the Plan has been amended to reflect, among other things, the inclusion of all eligible salaried employees of the Company as eligible Plan participants, as well as certain hourly employees. An employer matching contribution feature has been added, which credits a matching contribution equal to 50% of qualified participants salary on deferrals up to 6% of their includable compensation (subject to all of the restrictions and limitations set forth in the Savings Plan), for qualified participants. The new amendments also permit as investment options under the Plan, common stock of Thomas Industries, Inc. Lastly, the vesting schedule for employer matching contributions and discretionary employer non-matching contributions shall now be 10% vested in their accounts attributable to such contributions after two Years of Service (as defined in the Savings
       Plan).

                                                                      SCHEDULE I

THE GENLYTE GROUP INCORPORATED
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: GENLYTE THOMAS GROUP
EIN 22-2584333 PLAN 018

Item 4(i) - Schedule of Assets Held for Investment Purposes
As of December 31, 1999
--------------------------------------------------------------------------------------------------------------------
     IDENTITY OF ISSUE                DESCRIPTION OF INVESTMENT                  COST               CURRENT VALUE
----------------------------    --------------------------------------    -------------------    -------------------
*     Putnam                    Fund for Growth and Income                $       4,405,313      $       4,570,126

*     Putnam                    Voyager Fund                                      4,818,192              8,150,690

*     Putnam                    Money Market Fund                                 1,258,984              1,258,984

*     Putnam                    U.S. Government Income Trust                      1,310,929              1,248,785

*     Putnam                    Global Growth Fund                                1,587,432              2,476,425

*     Genlyte                   Common Stock                                      1,649,564              3,637,305
                                                                          -----------------      -----------------
                                                                          $      15,030,414      $      21,342,315
                                                                          =================      =================


* Party in Interest to the Plan.

The accompanying notes to financial statements and schedule are an integral part of this schedule.